Exhibit (a)(8)

NEWS RELEASE

Shiseido Announces Successful Tender Offer and Commencement of
a Subsequent Offering Period for Common Stock of Bare Escentuals

Tokyo, Japan; New York, U.S.A. — March 9, 2010 — Shiseido Co., Ltd. (Tokyo Stock Exchange, First Section: 4911) (“Shiseido”), the Japan-based leading global cosmetics company, announced today the successful completion of a tender offer through its indirect wholly-owned subsidiary, Blush Acquisition Corporation (“Purchaser”), for all outstanding shares of common stock of Bare Escentuals, Inc. (NASDAQ: BARE) (“Bare Escentuals”) for $18.20 per share, net to the seller in cash, without interest and less any applicable withholding taxes.

The tender offer and withdrawal rights expired at 12:00 midnight, New York City time, on Monday, March 8, 2010.  BNY Mellon Shareowner Services, the depositary for the tender offer, has advised that, as of the expiration time, 80,005,604 shares (including 3,064,295 shares subject to guarantees of delivery) were validly tendered and not withdrawn, representing approximately 86.9 % of all outstanding shares of common stock of Bare Escentuals.  All shares that were validly tendered and not properly withdrawn have been accepted for purchase. Purchaser will promptly pay for such shares, at the offer price of $18.20 per share, net to the seller in cash, without interest and less any applicable withholding taxes.

Shiseido also announced that Purchaser will provide a subsequent offering period for all remaining shares of Bare Escentuals common stock to permit stockholders who have not yet tendered their shares the opportunity to do so.  This subsequent offering period will expire at 12:00 midnight, New York City time, on Thursday, March 11, 2010.  The same $18.20 per share cash consideration offered during the initial offering period will be paid to holders of Bare Escentuals’ common stock who tender their shares during the subsequent offering period.  The procedures for tendering shares during the subsequent offering period are the same as during the initial offering period, except that (i) the guaranteed delivery procedures may not be used during the subsequent offering period and (ii) shares tendered during the subsequent offering period may not be withdrawn.

Following the completion of the subsequent offering period, if Purchaser obtains at least 90% of outstanding shares of Bare Escentuals through the tender offer or otherwise, Shiseido intends to complete the acquisition of Bare Escentuals through a “short-form” merger under Delaware law, pursuant to which Bare Escentuals will become an indirect subsidiary of Shiseido. As a result of the merger, any shares of common stock of Bare Escentuals not tendered (except for shares held in the treasury of Bare Escentuals or owned by Shiseido or Purchaser or any direct or indirect subsidiary of Shiseido, Purchaser or Bare Escentuals or shares for which appraisal rights are properly demanded) will automatically be cancelled and converted into the right to receive the same $18.20 in cash per share, without interest and less any applicable withholding taxes, that was paid in the tender offer. In addition, Bare Escentuals’ common stock will cease to be traded on the NASDAQ Global Select Market, and Bare Escentuals will no longer have reporting obligations under the Securities Exchange Act of 1934.

Shinzo Maeda, President and CEO of Shiseido, said, “We are very pleased with the support we have received from shareholders so far. Together we are well positioned to use our strengthened platform to drive further global growth and are excited to take Bare Escentuals on our journey to become a global player representing Asia with its origins in Japan.”

Bare Escentuals will operate as a separate business division of Shiseido and its unique brands will continue to be managed under Bare Escentuals’ current management.  This transaction will enable Shiseido to immediately strengthen its position in the U.S. market and expand its product portfolio into mineral-based cosmetics, and at the same time, Shiseido’s global reach and world-class product development capabilities will help accelerate Bare Escentuals’ growth outside of North America, including in high-growth potential markets throughout Asia.

CONTACTS:

Investor and related inquiries, via Information Agent for the tender offer:
Innisfree M&A Incorporated		+1 (877) 750-9499

Media and related inquiries:
Shiseido Co., Ltd. U.S.:
Kreab Gavin Anderson:	Richard Mahony	+1 212-515-1960
	John Dudzinsky	+1 212-515-1923
Shiseido Co., Ltd. Japan:
Kreab Gavin Anderson:	Stawinoga/Hayden/Hattori	+81 3 5404-0640

NOTES TO EDITORS

About Shiseido Co. Ltd.

 As the largest cosmetics company in Japan, Shiseido develops, produces and sells skin care, make-up, fragrance and hair care products for men and women. Present in over 70 countries, its 20-plus brands include namesake Shiseido, Elixir Superieur, Maquillage, and Integrate brands, which are sold through department stores, drug stores and other retail outlets. The company posted annual sales of JPY 690.3bn (US$7.5bn) in fiscal year 2009, nearly 40% of which were generated by its overseas businesses. Shiseido is among the top three cosmetic brands in China and many other Asian markets. Globally Shiseido employs a total of approximately 29,000 people. For further information please visit: www.shiseido.com/index.htm

About Bare Escentuals, Inc.

Bare Escentuals, Inc. is one of the leading prestige cosmetic companies in the United States and an innovator in mineral-based cosmetics. The company utilizes a distinctive marketing strategy and multi-channel distribution model to develop, market and sell cosmetics, skin care and body care products under its bareMinerals, RareMinerals, Buxom and md formulations brands worldwide. For further information please visit: www.bareescentuals.com.

LEGAL NOTICES AND DISCLAIMERS

This news release is for informational purposes only. It does not constitute an offer to purchase shares of Bare Escentuals or a Solicitation/Recommendation Statement under the rules and regulations of the Securities and Exchange Commission. Purchaser has filed with the Securities and Exchange Commission a Tender Offer Statement on Schedule TO and Bare Escentuals has filed a Solicitation/Recommendation Statement on Schedule 14D-9. These documents contain important information and shareholders of Bare Escentuals are advised to carefully read these documents before making any decision with respect to the tender offer. These documents may be obtained free of charge at the Securities and Exchange Commission’s website at www.sec.gov.  Persons with questions regarding the offer should contact the Information Agent at (877) 750-9499.